SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 26, 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release: Negotiations on redemption of Chrysler shares more difficult

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth of the global economy, especially in industrialized countries; the effects of the financial crisis which could result in weaker demand for our products particularly in the U.S. and in the European market but also in the emerging markets; changes in currency exchange rates and interest rates; increasing risks of inflation; the introduction of competing products and the possible lack of acceptance of our products or services; price increases for fuel, raw materials and precious metals; the disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial-vehicle markets experience a sustained weakness in demand for a longer period than expected; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

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Contact:	Telephone:
Thomas Froehlich	+49 (0) 711-17-41361	Press Information
Jörg Howe	+49 (0) 711-17-41341

Date:
November 26, 2008

Negotiations on redemption
of Chrysler shares more difficult

Stuttgart – The negotiations between Daimler AG (stock exchange abbreviation DAI) and Cerberus Capital Management LLC on the redemption of Daimler’s 19.9% shareholding in Chrysler Holding LLC (“Chrysler”) and other issues related to Cerberus’s investment in Chrysler have been made considerably more difficult during the last weeks due to exaggerated demands by Cerberus.

These demands by Cerberus exceed the value of Cerberus’ investment in Chrysler. For the acquisition of an 80.1% stake in Chrysler, Cerberus had invested USD 7.2 bn. The claims made now go beyond the framework of the contractually agreed possible obligations under representations and warranties. The new claims also include an allegation of conduct outside the ordinary cause of business by Daimler during the time between signing and closing of the transaction as well as the allegation of incomplete information about the business. Daimler rejects these absurd allegations and the claims derived therefrom as being completely without substance.

Further information from Daimler is available on the internet at: www.media.daimler.com

This document contains forward-looking statements that reflect our current views about

Daimler Communications, 70546 Stuttgart/Germany

future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth of the global economy, especially in industrialized countries; the effects of the financial crisis which could result in weaker demand for our products particularly in the U.S. and in the European market but also in the emerging markets; changes in currency exchange rates and interest rates; increasing risks of inflation; the introduction of competing products and the possible lack of acceptance of our products or services; price increases for fuel, raw materials and precious metals; the disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial-vehicle markets experience a sustained weakness in demand for a longer period than expected; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety; the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the largest manufacturer of commercial vehicles in the world. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management. Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Sterling, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2007, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €99.4 billion and EBIT amounted to €8.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

Daimler Communications, 70546 Stuttgart/Germany

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: November 26, 2008